December 30, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Abby Adams, Division of Corporate Finance

Re:	Bestway, Inc.
Schedule 14A filed November 5, 2004
File No. 0-08568

Schedule 13E-3 filed November 5, 2004
File No. 5-19828

Annual Report on Form 10-K
For the year ended July 31, 2004
Filed October 25, 2004

Ladies and Gentlemen:

On behalf of Bestway, Inc. a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated December 3, 2004, relating to the above-referenced Schedule 14A, Schedule 13E-3 and Annual Report on Form 10-K. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in such Schedule 14A, Schedule 13E-3 or Annual Report, as applicable.

Comment 1. We note that the proxy statement you filed on November 19 is in definitive format, despite the fact that the staff has not finished its review of the proxy statement. Supplementally, confirm that, if you already have sent the proxy statement, you will resend it after the staff has indicated to you that it has no further comments and that you will not take any of the actions proposed here until you resend the proxy statement.

Response 1. The Company has not sent the proxy statement to its stockholders. The Company will not send the proxy statement until the Commission has indicated that it has no further comments nor will the Company take any of the actions proposed in the proxy statement until it has been sent to its stockholders.

Comment 2. To the extent that comments on one filing impact others, please make corresponding changes in all appropriate places.

1700 Pacific Avenue, Suite 4100 / Dallas, Texas 75201-4675 / 214.969.2800 / fax: 214.969.4343 / akingump.com

Securities and Exchange Commission

December 30, 2004

Response 2. Corresponding changes have been made in all documents as requested.

Comment 3. Identify all the beneficial owners of O’Donnell & Masur. Further, what consideration was given to whether O’Donnell & Masur and Mr. O’Donnell are affiliates engaged in the transaction and should be filing persons on a Schedule 13E-3?

Response 3. The beneficial owners of O’Donnell & Masur are Venture Partnership Acquisition Fund, Institutional Venture Capital Fund II, SBC Master Pension Trust, Virginia Supplemental Retirement System, Larimer Venture Management, Ltd., Larimer Venture Management II, L.P., State of Montana Pension Fund, Honeywell Maser Trust Fund, Cincinnati Bell, Inc., Pension Plan Trust, and Collier International Partners II, LLC. The general partner, which owns a 1% partnership interest in O’Donnell & Masur, L.P. and is entitled to 15% of its distributions, is O’Donnell & Masur GP, a general partnership in which James A. O’Donnell owns a 50% partnership interest. Mr. O’Donnell does not own any indirect or direct interests in the limited partners of O’Donnell & Masur.

Rule 13e-3(d) requires an affiliate engaging in a Rule 13e-3 transaction to file a Schedule 13E-3 and applicable amendments thereto. Other than in its capacity as a stockholder, O’Donnell & Masur has not participated in decisions of the Company. O’Donnell & Masur was not involved in decisions regarding the going-private transaction proposed in the above-referenced Schedule 14A and Schedule 13E-3. the Special Committee, on which Mr. O’Donnell did not serve, (i) made all decisions with respect to the going-private transaction based on its own determinations and the opinion of the financial advisor, and (ii) such determinations of the Special Committee were then approved by the entire Board of Directors upon recommendation by the Special Committee. After the Reverse/Forward Stock Split, the percentage ownership of Mr. O’Donnell and O’Donnell & Masur will be approximately the same as it was prior to the Reverse/Forward Stock Split. As such, the Company does not believe that either O’Donnell & Masur or Mr. O’Donnell is engaging in the Rule 13e-3 transaction or that either should be filing persons on the Schedule 13E-3.

Comment 4. We note that O’Donnell and Masur, L.P. is a venture capital firm that owns more than 50% of the outstanding shares of the company and is a significant creditor of the company. We assume that Mr. O’Donnell, the firm’s general partner, represents the firm’s interest on the board. Please disclose this fact, if true, and disclose any additional board members who represent the interests of the board. With a view toward disclosure, identify all persons with ownership interest in O’Donnell & Masur, L.P. Revise the summary term sheet, beneficial ownership table and the remainder of the document to reflect the firm’s shares in Mr. O’Donnell’s beneficial ownership or tell us why this treatment is not appropriate. We note the disclosure in note 2 to the beneficial ownership table. Tell us whether there are any relationships

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December 30, 2004

between parties that beneficially own O’Donnell and Masur and members of the company’s management or board. Provide further information regarding Mr. O’Donnell’s role, if any, in the background of this transaction, including any input regarding the form or timing of transaction. In addition, on page 22, you provide the beneficial ownership of O’Donnell and Masur including exercisable options; however, the disclosure in the beneficial ownership table does not indicate that the firm owns any options. Please clarify. Furthermore, we note from page 32 that the company has been indebted to O’Donnell & Masur since 1997 in the amount of $3 million plus accrued interest. Tell us the repayment terms of this note. Provide us your analysis regarding whether the firm, Mr. O’Donnell and the remaining affiliates are engaged in this transaction. Also revise the summary term sheet to highlight the conflicts of interest discussed here.

Response 4. Mr. O’Donnell does not serve on the Board of Directors pursuant to any voting agreement, charter provisions or any other agreement. Other than its voting rights with respect to its ownership in the Company, O’Donnell & Masur does not have any other rights to appoint directors. Mr. O’Donnell is elected in the same manner as all other directors.

The owners of O’Donnell & Masur are listed above in Response 3. Other than the 1% general partner interest of the general partner, in which Mr. O’Donnell owns a 50% partnership interest, Mr. O’Donnell does not directly or indirectly own any interests in O’Donnell & Masur. As Mr. O’Donnell disclaims the beneficial ownership of the shares of Common Stock held by O’Donnell & Masur, the various sections of the proxy statement have been revised accordingly.

David A. Kraemer, Richard C. Waghorne and Bernard J. Hinterlong own approximately 1.98%, 3.96% and 1.98% limited partnership interests, respectively, in O’Donnell & Masur. Other than these ownership interests and the relationship between Mr. O’Donnell and O’Donnell & Masur, there are no relationships between parties that beneficially own O’Donnell & Masur and members of the company’s management or board.

Mr. O’Donnell’s role regarding the background of this transaction has been solely as a member of the Board of Directors. Mr. O’Donnell did not instigate the transaction, nor did Mr. O’Donnell individually influence the form or timing of the transaction. Each decision of the Board of Directors regarding the transaction was made unanimously by the full Board of Directors, including Mr. O’Donnell, as indicated in Responses 16, 18, 19 and 20 hereto.

O’Donnell & Masur does not own any options and such disclosure on page 22 has been deleted.

The following paragraph replaces the first paragraph of the section entitled “Certain Relationships and Related Transactions”:

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“In 1997, the Company executed a promissory note in favor of O&M in the principal amount of $3,000,000. The promissory note currently bears interest at a rate of 8.0% per annum. Accrued interest is due on the first day of each of January, April, July and October. All unpaid principal and all accrued but unpaid interest are due and payable on May 31, 2007. The Company may prepay all or any portion of the note at any time. As of July 31, 2004, principal and accrued interest of $3,020,667 remained outstanding on the promissory note. One of the Company’s Directors, James A. O’Donnell, owns a 50% partnership interest in O’Donnell & Masur GP, the general partner of O&M. The general partner owns a 1% partnership interest in O&M and is entitled to 15% of its distributions.”

For the reasons provided in Response 3, the Company does not believe that Mr. O’Donnell or O’Donnell & Masur is engaged in the transaction. With respect to the officers and directors of the Company, the Company does not believe the officers or directors are engaged in the transaction. Each officer and/or director has participated in discussions and the decision-making process of the transaction solely in their capacities as officers and/or directors. As disclosed in the proxy statement, the officer and/or director positions and the ownership percentages held by such persons immediately prior to the transaction will not materially change after the transaction. Moreover, none of the officers or directors will receive any additional consideration as a result of the transaction except the members of the Special Committee will receive compensation aggregating approximately $5,000 for their service on the Special Committee.

Comment 5. Please revise the cover page of the document that will be sent to security holders to include the legend required by Rule 13e-3(e)(1)(iii).

Response 5. The legend that was originally included on page 2 of the proxy statement has been moved to page 1 and revised to read as follows:

“THE REVERSE/FORWARD STOCK SPLIT HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, AND NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS PASSED UPON THE FAIRNESS OR MERITS OF THE REVERSE/FORWARD STOCK SPLIT OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.”

Comment 6. The proxy statement should begin with a Summary Term Sheet, followed by a table of contents. The Summary Term Sheet should set forth the principal terms

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of the transaction, not summarize the entire document. It should be no longer than a page and a half. Please revise. For further guidance, see Item 1001 of Regulation M-A, and review Section ILF.2.b. of SEC Release No. 33-7760. In addition, revise the structure of your proxy statement so that the “Special Factors” section is at the beginning of the proxy statement, immediately following the Summary Term Sheet and table of contents. Refer to Rule 13e-3(e)(1)(ii).

Response 6. The Schedule 14A has been revised as requested.

Comment 7. In your letter to shareholders and elsewhere in the proxy statement where you state your belief that the stock split is “fair to and in the best interest of all of [your] unaffiliated stockholders,” please revise to indicate whether the filing persons on the Schedule 13E-3 reasonably believe that the proposed transaction is substantively and procedurally fair to the unaffiliated holders of Bestway Inc. stock. See Item 1014(a) of Regulation M-A.

Response 7. The proxy statement has been revised as requested.

Comment 8. Throughout the document where you discuss the interests of continuing investors in the merger, please quantify whether continuing investors will receive any options immediately following consummation of the stock split, or state a reasonable estimate of this number or the range in which it may fall.

Response 8. The number of shares of Common Stock held by Continuing Stockholders will not be effected by the Reverse/Forward Stock Split and no options will be received as a result of the Reverse/Forward Stock Split. Clarifying language has been added to the section entitled “Special Factors – Effects on Stockholders With 100 or More Shares of Common Stock.”

Comment 9. At various places in the document, you state that the transaction will result in $775,000 in cost savings. However, this figure appears to include costs that you are not currently incurring. Please revise the filing to clarify the historical cost savings you will achieve as a result of the transaction.

Response 9. The Question and Answer section has been revised to break down the $775,000 of tangible cost savings into (i) fees historically incurred, (ii) fees that would otherwise be expected to be incurred in order to comply with Section 404 of Sarbanes-Oxley, and (iii) fees that would otherwise be expected to be incurred in order to comply with other provisions of Sarbanes-Oxley.

Although the $775,000 in cost savings is also mentioned in the section entitled “Special Factors – Reasons for the Reverse Stock Split”, this section already breaks down the cost savings

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into the types of fees historically incurred or expected to be incurred. Accordingly, no changes to this section have been made.

Comment 10. Disclose the effect of the transaction on each affiliate’s interest in the net book value and net income of Bestway Inc. in both dollar amounts and percentages. See Instruction 3 to Item 1013 of Regulation M-A.

Response 10. Because the Company does not believe any affiliates are required to file the Schedule 13E-3 and because Instruction 3 to Item 1023 of Regulation M-A requires such information only when an affiliate files the Schedule 13E-3, the information requested is not required.

Comment 11. Please revise to include the information that the amended Item 9(e) of Schedule 14A requires.

Response 11. The information required by Item 9(e) has been added after the section entitled “Report of the Audit Committee” in a new section entitled “Principle Accountant Fees and Services.”

Summary term sheet, page i

Comment 12. You cannot qualify by reference information in the proxy statement; you can direct readers to more detailed information. Please revise.

Response 12. The qualifications by reference in the Summary term sheet, page i have been deleted.

Questions and answers about the meeting and transaction, page iii

Comment 13. Supplementally, confirm, if true, that proxies will not be solicited or voted via the Internet. In addition, be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c).

Response 13. Proxies will not be solicited or voted via the Internet.

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Introduction, page 1

Voting securities and vote required, page 2

Comment 14. In this section, you refer to the ratification of your independent public accountants. We do not see disclosure elsewhere in the proxy related to this proposal. Clarify whether you are seeking authority for the ratification of the independent public accountants and, if so, please provide the required disclosure.

Response 14. The Company is not seeking authority for the ratification of the independent public accountants, and, accordingly, such reference has been deleted.

Proposal No. 1, page 3

Background of the reverse/forward stock split, page 4

Comment 15. Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Did Stephens, Inc., Southwest Securities or any other firm prepare any reports, presentations, analyses, or opinions related to the transaction, other than what you discuss here? Please revise to summarize all the presentations or reports provided by the various investment banking firms you reference during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, or please advise us why the reports are not material to the Rule 13e-3 transaction. Also, to the extent material, please expand to discuss the items the special committee asked outside counsel to research at the conclusion of the October 14, 2004 meeting and how the special committee used the information.

Response 15. The only firm that prepared reports, presentations, analyses or opinions related to the transaction was Southwest Securities, which presented its report to the Special Committee on October 25, 2004, as disclosed in the proxy statement. The materials distributed at the October 25, 2004 meeting are attached as an Exhibit to the amended Schedule 13E-3 being filed simultaneously with these responses. On November 1, 2004, the Special Committee recommended to the Board of Directors that it adopt the analysis presented by Southwest Securities. At such meeting, Southwest Securities presented the same presentation to the Board of Directors that it presented to the Special Committee at the October 25, 2004 meeting. The sections entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles

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of Incorporation – Background of the Reverse/Forward Stock Split” and “Special Factors – Opinion of Financial Advisor” have been revised to clarify these facts. Please see also Response 19.

In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing the October 14, 2004 meeting of the Special Committee has been revised to read as follows:

“On October 14, 2004, the Special Committee met and discussed the status of Southwest Securities’ due diligence and received a report from counsel regarding an historical analysis of going private transactions. Based on the report from counsel, the Special Committee asked counsel to research recent going private transactions to ascertain any trends that might be developing regarding timing of transactions and completion of privatization. The Special Committee used these results to identify a timeline for completion of the Reverse/Forward Stock Split. At the meeting, the Special Committee also ensured that Southwest Securities was receiving total cooperation by officers of the Company.”

In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing the paragraph discussing November 2002 has been revised to read as follows:

“On November 26, 2002, PricewaterhouseCoopers presented releases relating to Sarbanes-Oxley to the Company’s Audit Committee. The releases discussed accelerated filing obligations, CEO/CFO certificates, and beneficial ownership reporting obligations. At this time officers and directors began informal discussions about the estimated time and cost associated with Sarbanes-Oxley compliance and new discussions arose about taking the Company private. The Company decided to meet with an investment banker about going private options. Mr. Kraemer and Mr. Reed, met with Stephens, Inc. for breakfast to discuss the state of the rent-to-own industry in general as part of a concentrated effort to raise the Company’s profile. During the course of this discussion, Stephens, Inc. discussed the advantages and disadvantages of being a publicly traded company. Stephens, Inc. did not prepare any reports, presentations, analyses or opinions and were not formally retained by the Company.”

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Comment 16. Please identify the person or persons who first raised the issue of taking the company private and provide a more definite time frame for this action. We note the reference to “the first part of 2002.” Revise the background section to disclose the dates of all board meetings and identify all who attended each.

Response 16. In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing “the first part of 2002” has been deleted in its entirety and replaced by the following:

“As early as March 29, 2000, the Board of Directors discussed whether taking the Company private would be in the best interests of the Company and its stockholders. At its March 29, 2000 meeting, the Board of Directors discussed the concept of going private in an executive session of the meeting. The Board of Directors declined to pursue a going private transaction at that time in order to focus on improving the Company’s financial performance and because it believed that remaining public was in the best interests of the Company at that time. All members of the Board of Directors attended this meeting and participated.

At its meeting on March 12, 2002, the Board of Directors revisited the question of whether to take the Company private. Chairman of the Board R. Brooks Reed requested that counsel to the Company discuss the procedures available to take the Company private and the associated duties and responsibilities required of the Board of Directors in a going private transaction. The Board of Directors tabled further discussion until their next meeting, as discussed in further detail below. All members of the Board of Directors attended this meeting and participated.

On July 8, 2002, David A. Kraemer joined the Company as President. The Sarbanes-Oxley Act of 2002 was signed into law by President George W. Bush on July 30, 2002. At the October 1, 2002 meeting of the Board of Directors, the going private transaction was tabled indefinitely to allow Mr. Kraemer time to integrate himself into his new position, assess his management team and focus on improving the Company’s financial performance. The Board of Directors also wanted time to evaluate the effect that Sarbanes-Oxley would have on the Company. All members of the Board of Directors attended this meeting and participated.”

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In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing the February 18, 2003 meeting of the Board of Directors has been deleted in its entirety and replaced by the following:

“At the February 18, 2003 meeting of the Board of Directors, Messers. Kraemer and Reed discussed the breakfast meeting that they had with Stephens, Inc., including Stephens, Inc.’s suggestion that the Company consider a going private transaction. All members of the Board of Directors discussed the benefits of remaining public versus the benefits of going private, and unanimously decided that the Company should remain public and continue to focus on improving its financial performance. The Board of Directors instructed Mr. Kraemer to continue to form relationships with various investment bankers in an effort to raise the Company’s profile. All members of the Board of Directors attended this meeting and participated.”

Comment 17. Please clarify how the board decided to speak with Stephens, Inc., as opposed to other financial advisors, in approximately November 2002. Was Stephens engaged to provide financial consulting services to the company at that time? Were they one of the firms contacted in September 2004? If not, why not? Finally, please clarify how and when the board narrowed possible going-private transactions outlined by Stephens to the reverse stock split proposal discussed in June 2004.

Response 17. As previously discussed in Response 15 hereto, in November 2002, Messrs. Kraemer and Reed met with Stephens, Inc. to discuss the state of the rent-to-own industry in general as part of a concentrated effort to raise the Company’s profile. During the meeting, Stephens, Inc. raised the issue of going private. The Company did not seek proposals of any nature, nor did the Company retain Stephens, Inc. for any services.

Stephens, Inc. was not contacted in September 2004. The Special Committee, with the assistance of counsel, selected investment banks to advise the Special Committee based on the respective investment bank’s reputation and experience. In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing the September 23 and 24, 2004 consultations has been deleted in its entirety and replaced by the following:

“On September 23 and 24, 2004, the Special Committee and its counsel interviewed three investment bank firms regarding potential representation for the going private transaction. Each firm made a general presentation about its

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experience and services but did not make any presentation regarding the Company and the proposed transaction. The Special Committee met on September 27, 2004 to evaluate these presentations. The Special Committee, with the assistance of counsel, selected the investment banking firm to advise the Special Committee based on the investment bank’s reputation and experience.”

In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraph discussing the June 22, 2004 meeting of the Board of Directors has been deleted in its entirety and replaced by the following:

“On June 22, 2004, the Board of Directors discussed the increasing costs of operating as a public company and evaluated the merits of taking the Company private. The Board also discussed and evaluated the methods available to accomplish a going private transaction. After a full discussion, the Board concluded that a reverse stock split of the Company’s Common Stock was the best available method to go private. The Board requested that counsel to the Company provide a memorandum regarding the methods for taking the Company private via a reverse stock split of the Company’s Common Stock. The Board also commissioned a special committee, representing two independent members of the Board of Directors, for the purpose of reviewing, considering, evaluating, and determining the terms, merits, and procedures of a reverse stock split, and determining, among other matters, whether a reverse stock split would be fair and in the best interests of the Company and its stockholders. All members of the Board of Directors attended this meeting. For further discussion on the alternatives considered, please review the section of this proxy statement entitled “Special Factors – Alternatives of the Reverse/Forward Stock Split. “

Comment 18. Please address why the board decided in February 2003 to stay public at that time, and why it then determined to pursue a transaction this year. Describe the participation of the members of the board other than Messrs. Kraemer and Reed and Ms. Durrett in the background of the transaction.

Response 18. The members of the Board of Directors unanimously agreed at its February 18, 2003 meeting that the Company should remain public in order to focus on improving the Company’s financial performance. The paragraph discussing the February 18, 2003 meeting of the Board of Directors has been revised accordingly.

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At the end of each paragraph discussing a meeting of the Board of Directors, we have noted that the such meeting was attended by all members of the Board of Directors. In addition, at the end of the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the following paragraph has been added:

“All members of the Board of Directors attended each meeting of the Board of Directors outlined in this section and participated in each discussion regarding the proposed going-private transaction, and each matter approved by the Board of Directors was unanimously approved by the full Board of Directors.”

Comment 19. Please revise to discuss the negotiation of the principal terms of the transaction, including the price. In this regard, please discuss any other prices that were considered before determining the final price.

Response 19. In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the paragraphs discussing the October 26 and November 1, 2004 meetings of the Special Committee and the Board of Directors have been deleted in their entirety and replaced by the following:

“On October 26, 2004, the Special Committee reconvened to discuss the report delivered by Southwest Securities. The Special Committee relied on Southwest Securities’ report regarding the price range of the consideration to be paid to the Cashed Out Stockholders for their cashed out shares. After evaluating such report, the Special Committee discussed the appropriate price within such range and determined that $13.00 per share is a fair price to both the Cashed Out Stockholders and the Continuing Stockholders who will not receive any consideration for their shares but will instead remain stockholders of the Company. The Special Committee adopted the report of Southwest Securities and agreed to submit the report, along with a recommendation as to procedure and price, to the entire Board of Directors.

On November 1, 2004, the Board of Directors met to discuss the conclusions reached by the Special Committee regarding the going private transaction. The Special Committee invited Southwest Securities to present its report to the Board. Upon completion of the report and after a full discussion, the Special Committee recommended that the Board of Directors adopt its proposal for the Reverse/Forward Stock Split, including the $13.00 price per share, and the Board

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of Directors unanimously adopted the Special Committee’s recommendation in its entirety. All members of the Board of Directors attended this meeting and participated in the discussions regarding the going-private transaction.”

Comment 20. Please describe the contacts that occurred between September 30 and October 14.

Response 20. In the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split,” the following paragraph has been added between the paragraphs discussing the contacts that occurred on September 30 and October 14:

“Between September 30, 2004 and October 14, 2004, Southwest Securities conducted discussions with Mr. Kraemer and Ms. Durrett regarding the business prospects and financial outlook of the Company. Southwest Securities also visited certain facilities and the business offices of the Company. Counsel for the Special Committee discussed the status of Southwest Securities’ activities on two occasions during this period with representatives from Southwest Securities.”

Special Factors, page 7

Effects on stockholders with 100 or more shares of common stock, page 11

Comment 21. Please disclose whether and how you intend to communicate to your stockholders about your financial condition and operating results. Please also disclose the extent to which you will be required to communicate with your shareholders.

Response 21. The following disclosure has been added to the section entitled “Special Factors – Effects on Stockholders with 100 of More Shares of Common Stock”:

“In the event that we terminate the registration of the Common Stock under the Exchange Act, we will no longer be required to file public reports of its financial condition and other aspects of its business with the SEC. We do not currently intend to distribute any more financial and other Company information to stockholders than we are required to distribute under the Delaware General Corporation Law. As a result, stockholders and brokers will have less access to information about the Company’s business and results of operations than they had prior to the Reverse/Forward Stock Split. Nevertheless, we may decide in our sole discretion to provide certain financial and other information on our website at some time in the future.”

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Effects on the company, page 11

Comment 22. Please discuss in more detail the ramifications to Bestway Inc. should shareholders not vote to approve the stock split.

Response 22. The following disclosure has been added to the section entitled “Special Factors – Effects on the Company”:

“Failure to Effect Reverse Stock Split

Although the Board of Directors believes that the Reverse/Forward Stock Split will be consummated and that the Company will go private, we cannot guarantee that the Reverse/Forward Stock Split will result in the Company going private. Even if stockholder approval of the Reverse/Forward Stock Split is obtained, the Board of Directors will not implement the Reverse/Forward Stock Split if it determines that the Reverse/Forward Stock Split would result in the number of stockholders of record remaining 300 or more. The Company’s stock would continue to be publicly traded and the Company would continue to file annual and quarterly reports on Form 10-K and Form 10-Q. The Board of Directors considered the possibility that the reverse stock split may not be implemented.”

Comment 23. We notice, from Note 5 to the financial statements in the Form 10-K for the fiscal year ended July 31, 2004, that you have net operating loss carryforwards of approximately $4.9 million. Please disclose, if true, that the company will be able to utilize that net operating loss carryforward. See Instruction 2 to Item 1013 of Regulation M-A.

Response 23. Subject to the separate return loss year rules and ownership changes which could occur in the future, the Company will be able to utilize the net operating loss carryforward, and the following disclosure has been added to the section entitled “Special Factors – Federal Income Tax Consequences”:

“For example, we anticipate that the Company’s ability to utilize its current net operating loss carryforwards will remain unaffected after the Reverse/Forward Stock Split.”

Fairness of the transaction, page 13

Comment 24. Please revise to clarify what consideration the board and special committee gave to the fact that the financial advisor provided its opinion with respect to the company and its unaffiliated security holders, rather than solely with respect to the unaffiliated security holders.

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Response 24. In the section entitled “Special Factors – Fairness of the Transaction,” the following paragraph has been added after the third paragraph in such section:

“The Board of Directors and the Special Committee believe they have a fiduciary responsibility to all stockholders including the Cashed Out Stockholders as well as the Continuing Stockholders. Paying excessive cash consideration to stockholders with less than 100 shares or Common Stock would not be fair to the continuing Stockholders remaining after the Reverse/Forward Stock Split while paying inadequate cash consideration would not be fair to our Cashed Out Stockholders receiving such consideration in exchange for their shares. In upholding its fiduciary responsibility to all its stockholders, the Board of Directors and the Special Committee reviewed and considered, and requested Southwest Securities to review and consider, the terms, alternatives and effects of the Reverse/Forward Stock Split on each of the Cashed Out Stockholders, the Continuing Stockholders and the Company. The Special Committee and, upon the recommendation of the Special Committee, the Board of Directors adopted the conclusions and analyses of Southwest Securities, as outlined in it fairness opinion, which is discussed in greater detail in the section below entitled “Special Factors – Opinion of Financial Advisor.”

Comment 25. Please expand on the basis for the favorable procedural fairness determination in the absence of the safeguards identified in Item 1014(c) and (d) of Regulation MA. Specifically refer to the fact that the vote on the transaction is assured and that stockholders are not entitled to appraisal rights. See Question and Answer 21 in Exchange Act Release 17719 (April 13, 1981).

Response 25. The last paragraph of page 13 discloses that (i) the Affiliated Persons have indicated that they will vote in favor of the Reverse/Forward Stock Split and (ii) no appraisal or dissenter’s rights are available. In addition, the following sentence has been added to such paragraph:

“To ensure procedural fairness, the Special Committee (i) fully informed itself of all aspects of the transaction through attendance at and participation in Special Committee meetings at which counsel to the Special Committee and the independent financial advisor provided information and advice and (ii) used its best efforts to negotiate the terms of the transaction on an arms length basis by taking precautions such as hiring outside counsel to represent the Special Committee and hiring an independent financial advisor to give a fairness opinion.”

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Comment 26. Revise to clarify that the filing persons have made a procedural and substantive fairness determination with respect to each group of unaffiliated security holders—those being cashed out and those remaining security holders after the reverse and forward splits. See Q&A No. 20 in Exchange Act Release No. 17719 (April 13, 1981).

Response 26. The section of the proxy statement entitled “Special Factors – Fairness Factors” has been revised to clarify that the Company has made its fairness determination with respect to all unaffiliated stockholders, including those being cashed out and those remaining security holders after the transaction. Because none of the affiliates are required to file the Schedule 13E-3, the fairness determination is not required to made by the affiliates.

Comment 27. Revise this discussion to address all of the factors listed in Instruction 2 to Item 1014 of Regulation MA. For example, include a fairness analysis with regard to liquidation value pursuant to Instruction 2(v) to Item 1014 of Regulation M-A. If the special committee did not consider one or more of the factors, state that and explain why the factor(s) were not deemed material or relevant. See Question and Answer No. 20 of Exchange Act Release No. 34-17719. In addition, if you did not calculate the company’s net book value, liquidation value, and going concern value on a per share basis, state that in the proxy statement.

Response 27. The following disclosure has been added to the section entitled “Special Factors – Fairness of the Transaction – Advantages of the Reverse/Forward Stock Split”:

“Liquidation value was not considered in the determination of the price to be paid to the Cashed Out Stockholders because it is not an appropriate method for ascertaining fairness to the unaffiliated security holders in this Reverse/Forward Stock Split transaction. Because only a limited number of shares are in question and because the Company will continue as a private company, liquidation values are not helpful in determining the fairness of the transaction to the Company’s unaffiliated stockholders. In addition, during the past two years (i) the Company has not purchased any Company Common Stock and (ii) there have been no firm offers (A) to merge the Company with another company, (B) for the sale of all or substantially all of the assets of the Company or (C) for the purchase of the Company’s Common Stock that would enable the holder to exercise control of the Company. Accordingly, in determining the price to be paid to Cashed Out Stockholders, the Special Committee did not consider the factors in (i) and (ii) of the prior sentence.”

Comment 28. To the extent that any filing person is relying on the analysis of another party, including its financial advisor, to satisfy its requirements under Item 1014, such filing person should specifically adopt the analysis of the other party. Since the board of directors and the special committee relied upon the fairness opinion of Southwest Securities, they must

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expressly adopt its conclusion and analyses or specifically address the factors identified in Instruction 2 to Item 1014 of Regulation M-.A. See Question and Answer 20 in Exchange Act Release 17719 (April 13, 1981). Please revise.

Response 28. The Special Committee and the Board of Directors adopt the conclusions and analyses of the fairness opinion of Southwest Securities. Please see Responses 19 and 24 for additional disclosures to that effect.

Comment 29. You indicate that the $13.00 per share price represents a discount to the net book value, but it appears as a premium in the table on page I5. Please advise.

Response 29. The proxy statement has been revised to clarify that the $13.00 per share price represents a premium and not a discount.

Disadvantages of the reverse/forward stock split, page 16

Comment 30. Revise to discuss that the company will no longer be subject to the provisions of the Sarbanes-Oxley Act or the liability provisions of the Exchange Act and that officers of the company will no longer be required to certify the accuracy of its financial statements. See Instruction 2 to Item 1013 of Regulation M-A.

Response 30. The following disclosure has been added to the section entitled “Special Factors – Fairness of the Transaction – Disadvantages of the Reverse/Forward Stock Split”:

“(3) Termination of public company obligations.

Once the Common Stock of the Company ceases to be registered under the Exchange Act, the Company will no longer be subject to public company obligations, such as the provisions of Sarbanes-Oxley or the liability provisions of the Exchange Act. Although we will no longer be required to file financial statements with the SEC or to provide such information to stockholders, any financial statements we choose to provide will no longer be required to be certified by the officers of the Company.”

Opinion of financial advisor, page 17

Comment 31. Please file Southwest Securities’ board book as an exhibit to the Schedule 13E-3.

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Response 31. The board book of Southwest Securities is attached as an Exhibit to the amended Schedule 13E-3 being filed simultaneously with these responses.

Comment 32. In your summary of the opinion by Southwest Securities, you state that the information you provide is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please remove this qualification and the similar one that appears when you first discuss this in the Summary Term Sheet.

Response 32. The qualification has been removed.

Comment 33. Your statement on page ii that the board set the cash consideration to be paid for fractional shares appears to conflict with the disclosure here that the special committee determined the price. Please revise to reconcile this inconsistent information. Also revise to explain why the board and/or special committee determined to use $13.00 as opposed to some other value within the range provided by the advisor.

Response 33. The disclosure on page ii has been revised to reflect that the Special Committee set the price for the cash consideration and the Board, upon recommendation of the Special Committee, approved such price in good faith.

In addition, the following paragraph has been added as the fifth paragraph to the section entitled “Special Factors – Fairness of the Transaction”:

“The Special Committee has set the cash consideration to be paid to Cashed Out Stockholders at $13.00 per share of Common Stock, and the Board of Directors, upon recommendation and approval of the Special Committee, approved such determination. The Special Committee determined this value in good faith after it evaluated the opinion provided by Southwest Securities establishing a fairness range and discussed all prices within the range, including the high and low prices. The Special Committee believes that $13.00 per share, which is above the median within the range, is a fair price to both the Cashed Out Stockholders and Continuing Stockholders. The Board of Directors relied on the recommendation provided by the Special Committee and after discussing the Special Committee’s rationale, the Board of Directors unanimously adopted the Special Committee’s recommendation in its entirety.”

Comment 34. Please provide all of the information that Items 1015(b)(3) through (b)(5) of Regulation M-A require.

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Response 34. The following paragraphs have been added to the end of the section entitled “Special Factors – Opinion of Financial Advisor”:

“The Special Committee and its counsel discussed various candidates to advise the Special Committee regarding the going private transaction. After interviewing three investment banks, the Special Committee unanimously agreed that the general presentation made by Southwest Securities was the strongest, Southwest Securities possessed the best knowledge of the Company’s industry, and Southwest Securities was the best choice to advise the Special Committee.

Southwest Securities has not been retained by the Company within the last 2 years and has not had a material relationship with the Company or its affiliates within the last 2 years.”

As previously indicated in Response 33, the Special Committee, and not Southwest Securities, selected the actual transaction price. Southwest Securities gave an opinion as to a price range that would be fair for the transaction considered by the Special Committee.

Comment 35. Please confirm supplementally that the advisor has not received any other compensation from Bestway Inc. or its affiliates for two years.

Response 35. Southwest Securities has not received any other compensation from the Company or any of its affiliates within the past two years. The following disclosure has been added to the section entitled “Special Factors – Opinion of Financial Advisor – Fee Arrangements”:

“Other than pursuant to the fees in connection with the fairness opinion, Southwest Securities has not received any compensation from the Company or its affiliates in the past two years.”

Selected companies analysis, page 20

Comment 36. Please state the basis for the range of multiples the financial advisor selected. Please revise.

Response 36. The multiples for each of the selected companies were calculated and the median multiple of each company was applied to the Company, which produced a range of implied values per share for the Company. The first sentence discussing the range of multiples has been revised to read as follows:

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“Southwest Securities then applied the range of multiples implied by the selected companies to latest 12 month revenues, EBITDA, EBITdA, EBIT, earnings per share, estimated calendar year 2005 earnings per share and tangible book value for the Company.”

Comment 37. Disclose how the selected companies compare to the Bestway in terms of size.

Response 37. The following information has been added to the section entitled “Special Factors – Opinion of Financial Advisor – Selected Companies Analysis”:

“The following table provides a comparison among the Company and the selected companies in terms of size:

Company	Total Assets	Tangible Stockholders’ Equity	Revenue	EBITdA	Net Income	Market Capitalization (1)	Enterprise Value (1)

Aaron Rents, Inc.	$606,882	$287,852	$870,575	$104,598	$47,119	$1,129,083	$1,219,945
Bestway, Inc.	19,376	7,493	37,916	2,403	366	15,989	23,730
easyhome Ltd.*	49,440	30,220	65,653	8,920	4,592	66,115	68,729
Rent-A-Center, Inc.	1,930,203	(41,120)	2,266,849	417,727	198,640	1,886,774	2,496,612
Rent-Way, Inc.	430,722	(77,528)	501,647	59,507	3,016	200,504	445,780

*	Canadian dollar amounts have been converted to U.S. dollars at a exchange rate of 79.2%.
(1)	As of October 21, 2004.

Comment 38. Disclose the criteria used by the financial advisor to select the comparable companies, comparable transactions and selected reverse split going private transactions. Confirm, if true, that no companies fitting these criteria were excluded from these analyses.

Response 38. The following paragraph has been added to the section entitled “Special Factors – Opinion of Financial Advisor – Selected Companies Analysis”:

“Southwest Securities identified all publicly traded companies operating in the rent-to-own industry headquartered in North America to be included in the selected companies analysis.”

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The following paragraph has been added to the section entitled “Special Factors – Opinion of Financial Advisor – Precedent Transactions Analysis”:

“Southwest Securities selected all precedent transactions in the rent-to-own industry where sufficient financial information was publicly available to provide relevant financial information for the analysis. To the best knowledge of Southwest Securities, no transactions since 1997 meeting this criterion were excluded.”

The following paragraph has been added to the section entitled “Special Factors – Opinion of Financial Advisor – Selected Reverse Split Going Private Transactions”:

“Southwest Securities conducted a search of SEC filings in the last three years for transactions involving reverse splits with the stated purpose of going private. To the best knowledge of Southwest Securities, no completed transactions meeting this criterion were excluded. Of the 26 reverse split going private transactions listed above, 24 of the companies have filed a Form 15 – Certification and Notice of Termination of Registration with the SEC. Two of the transactions were pending at the date of Southwest Securities’ analysis.”

Discounted cash flow analysis, page 21

Comment 39. Disclose the projections provided by management and the basis for selecting the discount rates used in this analysis.

Response 39. Management provided pro forma balance sheets, income statement and statements of cash flows for fiscal years 2005 through 2008. Based primarily on the median weighted average cost of capital of approximately 10% for the selected companies, Southwest Securities determined to use discount rates ranging from 8% to 14% in the discounted cash flow analysis. The section entitled “Special Factors – Opinion of Financial Advisor – Selected Reverse Split Going Private Transactions” has been revised to disclose such facts.

Additional information regarding the reverse/forward stock split, page 22

Special interests of the affiliated persons, page 22

Comment 40. Please indicate the nature of management’s post-split management positions and compensation agreements, and discuss any other positions they will hold with Bestway Inc. or any of its affiliates following the split.

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December 30, 2004

Response 40. The following disclosure has been added to the section entitled “Additional Information Regarding the Reverse/Forward Stock Split – Special Interests of the Affiliated Persons in the Reverse/Forward Stock Split”:

“•	after the Reverse/Forward Stock Split, the directors and officers of the Company will continue to hold the offices and positions they held immediately prior to the Reverse/Stock Split. Accordingly, any compensation agreements in effect prior to the Reverse/Stock Split will remain in effect after the Reverse/Stock Split.”

Comment 41. Please state whether the affiliates believe the transaction is procedurally fair to unaffiliated shareholders and the basis for that belief.

Response 41. Because the Company does not believe that any of the affiliates are required to file the Schedule 13E-3, this statement is not required.

Compensation of directors, page 35

Comment 42. Please also disclose under this heading the fees paid to those directors who served on the special committee.

Response 42. The following disclosure has been added to the section entitled “Compensation of Directors”:

“As members of the Special Committee relating to the Reverse/Forward Stock Split, Messrs. Hinterlong and Meyer will each receive compensation aggregating approximately $5,000 for serving on the Special Committee.”

General, page 41

Comment 43. Rule 14a-4(c)(3) contemplates the use of discretionary authority only for matters unknown “a reasonable time before the solicitation.” Please revise this paragraph to clarify. Also revise your proxy card accordingly.

Response 43. This paragraph and the proxy card have been revised as requested.

Comment 44. Revise the disclosure to indicate that amendments to the Schedule 13E-3 will be filed to incorporate by reference any Exchange Act documents filed after the date of the proxy statement and before the date of the annual meeting. See General Instruction F to Schedule 13E-3.

Securities and Exchange Commission

December 30, 2004

Response 44. No information contained in the exhibits to the Schedule 13E-3 is incorporated by reference in the items of the Schedule 13E-3. As previously discussed with Chris Edwards of the SEC, this comment requires no further response.

Proxy card

Comment 45. For proposal 1, please revise to state the consideration per share.

Response 45. The proxy card has been revised as requested.

SCHEDULE 13E-3

Comment 46. Revise Item 6 to provide the disclosure regarding your plans as required by Item 1006(c)(1-8) of Regulation M-A. If a specific item is inapplicable or the answer is in the negative, revise the Schedule 13E-3 to so state.

Response 46. Item 6 has been revised as requested.

Comment 47. As you are incorporating the financial statements required by Regulation M-A Item 1010(a) by reference, include the summary financial information required by Regulation M-A 1010(c)(1), (2), & (3) in your proxy. See Instruction I to Schedule 13E-3, Item 13. Refer to telephone interpretation H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov for guidance on complying with a nearly identical instruction in the context of a tender offer.

Response 47. The Proxy Statement has been amended to include summary financial information and Schedule 13E-3 has been amended to incorporate by reference such summary financial information.

FORM 10-K FOR THE YEAR ENDED JULY 31, 2004

Statements of cash flows, page 26

Comment 48. It appears that the cash paid to acquire rental units should be classified as an operating activity instead of as an investing activity. Paragraph 15 of SFAS 95 characterizes investing activities as acquisitions of assets “used in the production of goods or services.” This classification specifically excludes assets that are sold to customers in the normal course of business. The filing’s Business section clearly indicates that the rental units (furniture, appliances, home electronics) are acquired specifically to transfer to customers under rental

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December 30, 2004

purchase contracts. The program is described as “an alternative to installment sales” with 12 to 30 month terms, and you state that all of the units are ultimately sold to customers or abandoned. Paragraph 95 of SFAS 95 addresses comparable transactions and requires that the cash paid and received be classified as operating activities. We note that you are currently classifying the cash receipts as operating activities but not the cash payments. Please amend the Form 10-K to correct the accounting. The disclosures outlined in paragraph 37 of APB 20 may also be applicable.

Response 48. The Company considers rental merchandise to be leased assets and, as such, has reflected the purchases of rental merchandise as an investing activity in the statement of cash flows. The Company’s primary sources of cash flows are from rental fees on rental purchase agreements, exercises of early purchase options and cash sales of rental merchandise. Under the terms of rental purchase agreements, customers have the ability to obtain ownership of the merchandise at the end of the rental term. However, they also have the ability to return the merchandise at any time without further obligation. Historically, only approximately 25% of merchandise initially rented stays on rent the entire term of the rental purchase agreement and merchandise is typically rented an average of four or five times under multiple rental purchase agreements. As such, the majority of rental fees are collected from customers who never obtain ownership of the merchandise. Additionally, although items are eventually sold to customers or abandoned, historically, sales of rental merchandise and exercises of early purchase options have only been approximately 5% of annual revenues as these sales primarily relate to items that have been rented under multiple rental purchase agreements and have a low remaining value and useful life. The Company considers the classification of rental merchandise purchases as an investing activity appropriate since the predominant source of cash flows from the merchandise is derived from rental fees from customers who never take ownership of the merchandise.

The Company also notes that treatment of rental merchandise as leased assets is consistent with previous comments from the Commission in a letter to the Company on March 30, 2000.

Comment 49. In a letter of supplemental information, please reconcile the “Net book value of rental units retired” amounts with the rental-merchandise-impairment amounts disclosed in Note 1. The “Cost of merchandise sold” amounts do not fully explain the difference. Please provide this reconciliation for the 4/30/04 and for the 7/31/04 financial statements.

Response 49. A supplemental letter has not been provided as the reconciling difference between “net book value of rental units retired” and rental-merchandise impairment amounts disclosed in Note 1 nets solely to impaired items that have been subsequently recovered for various reasons, including insurance recoveries. These recoveries amounted to $268,476 and

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$336,268 at April 30, 2004 and July 31, 2004, respectively. These recoveries are netted in the rental-merchandise impairments disclosed in Note 1.

Comment 50. We note that rental-unit impairment charges have approximated 10 percent of asset-carrying values in each of the last 3 years. It appears that such impairments are primarily caused by theft, damage, and/or obsolescence. Given the recurring nature of these losses, it appears that an inventory-valuation allowance should be recorded pursuant to SFAS 5. The theft, damage, or obsolescence of your existing rental merchandise would appear probable, and a reasonable estimate should be determinable in light of your extended history in this industry. Please revise the financial statements, or explain how you are complying with SFAS 5.

Response 50. The Company follows the guidance for leased assets in SFAS 144 when assessing impairments of rental-merchandise. As such, the Company continually assesses the recoverability of all rental merchandise and periodically recognizes charges for items deemed impaired. These charges are recorded as operating expenses in the period incurred. At July 31, 2004, the Company had a reserve of approximately $90,000 specifically to cover rental merchandise that was impaired due to theft, damage or obsolescence as of July 31, 2004 but had not yet been identified through the Company’s ongoing assessment process. The reserve was determined based on impairment amounts historically identified subsequent to a period end which related to the prior period. The Company believes that the impairment charges recorded through the ongoing assessment process combined with the merchandise reserve accurately reflects all impairment charges in the period incurred.

Signature page

Comment 51. The principal accounting officer has to sign in that capacity. Please revise.

Response 51. The signature page has been revised pursuant to your request.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-2807.

Sincerely,

/s/ AARON A. SCOW

Aaron A. Scow